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                              September 8, 2022

       Neil G. Mitchill, Jr.
       Chief Financial Officer
       Raytheon Technologies Corp.
       870 Winter Street
       Waltham, MA 02451

                                                        Re: Raytheon
Technologies Corp.
                                                            Definitive Proxy
Statement on Schedule 14A
                                                            Filed March 14,
2022
                                                            File No. 001-00812

       Dear Mr. Mitchill:

             We have limited our review of your most recent definitive proxy statement to those issues we have addressed in our comments.

               Please respond to these comments by confirming that you will enhance your future proxy disclosures in accordance with the topics discussed below as well as any material developments to your risk oversight structure. For guidance, refer to Item 407(h) of Regulation S-K.

       Definitive Proxy Statement on Schedule 14A filed March 14, 2022

       General

   1. Please expand your discussion of the reasons you believe that your leadership structure is appropriate to address
how the experience of your Lead Director is brought to bear in connection with your
board   s role in risk oversight.
   2. Please expand upon the role that your Lead Director plays in the leadership of the board.
                                                        For example, please
enhance your disclosure to address whether or not your Lead
                                                        Director may:

                                                              represent the
board in communications with shareholders and other stakeholders; or
                                                              require board
consideration of, and/or override your CEO on, any risk matters.
   3. Please expand upon how your board administers its risk oversight function. For example, please disclose:

                                                              why your board
elected to retain direct oversight responsibility for the major strategic risks identified
rather than assign oversight to a board committee;
 Neil G. Mitchill, Jr.
Raytheon Technologies Corp.
September 8, 2022
Page 2
                the timeframe over which you evaluate risks (e.g., short-term, intermediate-term, or long-term) and how you apply different oversight standards based upon the immediacy of the risk assessed;
                whether you consult with outside advisors and experts to anticipate future threats and trends, and how often you re-assess your risk environment;
                how the board interacts with management to address existing risks and identify significant emerging risks; and
                how your risk oversight process aligns with your disclosure controls and procedures.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Christopher Dunham at (202) 551-3783 or Barbara Jacobs at
(202) 551-
3735 with any questions.



FirstName LastNameNeil G. Mitchill, Jr.                       Sincerely,
Comapany NameRaytheon Technologies Corp.
                                                              Division of
Corporation Finance
September 8, 2022 Page 2                                      Disclosure Review
Program
FirstName LastName